VIA EDGAR

February 21, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                      Jeffrey P. Riedler, Assistant Director

Johnny Gharib

Jennifer Riegel

Re:	PolyMedix, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 12, 2013

File No. 000-51895

Dear Messrs. Riedler and Gharib and Ms. Riegel:

PolyMedix, Inc. (“we” or the “Company”) is submitting this letter in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated February 21, 2013 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed February 12, 2013 (the “Preliminary Proxy Statement”).

Based upon the conversations on February 21, 2013, between Donald R. Readlinger of Pepper Hamilton LLP, our outside counsel, and Johnny Gharib of the Staff, we will not file a Revised Preliminary Proxy Statement, but will include the additional disclosure described below in the Company’s Definitive Proxy Statement.

We are also sending a copy of this letter and the Definitive Proxy Statement, including a version of the Definitive Proxy Statement that is marked to show changes from the Preliminary Proxy Statement, to the attention of Mr. Gharib.

For your convenience, we have set forth the comment in the Comment Letter in italicized typeface and our response follows the comment.

1.
We note that you are seeking approval to effect a reverse stock split by a ratio of not less than ten-for-one and not more than fifty-for-one, with the exact ratio to be set within this range by your board of directors. We also note that you are seeking approval to amend your certificate of incorporation to reduce the number of authorized shares by a ratio of ten-for-one. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the additional authorized shares that will be available if the reverse stock split is approved and your board sets the ratio greater than ten-for-one. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Other than the potential public offering of common stock described in the Preliminary Proxy Statement, the Company has no specific plans, arrangements or understandings, whether written or oral, to issue any of the additional authorized shares that may become available.  Accordingly, the Company will supplement the disclosure set forth in the Preliminary Proxy Statement by adding the underlined sentence set forth below to page 7 of the Definitive Proxy Statement.  The entire paragraph to which the sentence will be added follows in order to provide context.

The additional available shares would be available for issuance from time to time at the discretion of the board of directors when opportunities arise, without further stockholder action or the related delays and expenses, except as may be required for a particular transaction by law, the rules of any exchange on which our securities may then be listed, or other agreements or restrictions.  There are no preemptive rights relating to the common stock.  As such, any issuance of additional shares of common stock would increase the number of outstanding shares of common stock and (unless such issuance was pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly.  As noted above, we are currently evaluating financing alternatives, including a potential public offering of up to $25 million of common stock, which would require the approval of the reverse stock split and the listing of our common stock on NASDAQ, although no definitive plans have been established to date.  No assurance can be given, however, even if the reverse stock split is approved, that our common stock would be listed on NASDAQ or that any financing transaction would be undertaken or completed.  Except for the potential public offering of common stock described above, at this time we do not have any specific plans, arrangements or understandings, whether written or oral, to issue any of the additional shares that will be made available if the reverse stock split is approved and the board implements the reverse stock at a ratio of greater than ten-for-one.

Pursuant to your request, we hereby acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (484) 598-2332 or Mr. Readlinger at (609) 951-4164 if you should have any questions or comments with regard to this response.

Sincerely,
/s/ Edward Smith
Edward Smith President and CEO/CFO